NEXTGEN ACQUISITION CORPORATION

2255 Glades Road, Suite 324A

Boca Raton, FL 33431

July 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Mumford
Jay Ingram
Eiko Yaoita Pyles
Jean Ju

RE:	NextGen Acquisition Corporation (the “Company”)
Registration Statement on Form S-4
File No. 333-256168

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-256168) be accelerated by the Securities and Exchange Commission to 2:00 p.m. Washington D.C. time on July 30, 2021, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Howard Ellin of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2438 and that such effectiveness also be confirmed in writing.

Very truly yours,

NextGen Acquisition Corporation

By:	/s/ Gregory L. Summe
Name:	Gregory L. Summe
Title:	Co-Chairman and Director

cc:	Patrick T. Ford
NextGen Acquisition Corporation

cc:	June S. Dipchand
Skadden, Arps, Slate, Meagher & Flom LLP